Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

NETWORK APPLIANCE, INC.

and

BLUE COAT SYSTEMS, INC.

Dated as of June 22, 2006

-i-

TABLE OF CONTENTS

(Continued)

-ii-

TABLE OF CONTENTS

(Continued)

		Page
11.8	Specific Performance	31
11.9	Third Parties	32
11.10	Governing Law	32
11.11	Consent to Jurisdiction	32
11.12	Disclosure Letters	32
11.13	Entire Agreement	32

-iii-

EXHIBITS

EXHIBIT A	Form of Transition Services Agreement

EXHIBIT B	Form of License Agreement

EXHIBIT C	Form of Confidential Disclosure Agreement

EXHIBIT D	Investors’ Rights Agreement

EXHIBIT E	Form of Bill of Sale

EXHIBIT F	Form of Assignment of Transferred Patents

SCHEDULES

SCHEDULE 1	Schedule of Optional Employees

SCHEDULE 2	Schedule of Purchased Assets

SCHEDULE 3	Schedule of Transferred Patents

SCHEDULE 4	Format of Customer List

SCHEDULE 5	Schedule of Third Party Vendors

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into as of June 22, 2006 (the “Agreement”) by and between Network Appliance, Inc., a Delaware corporation (“Seller”), and Blue Coat Systems, Inc., a Delaware corporation (“Purchaser”) (each, a “Party” and collectively, the “Parties”).

WITNESSETH:

WHEREAS, Purchaser, through itself and one or more of its direct or indirect Subsidiaries, desires to purchase and assume, and Seller, through itself and one or more of its direct or indirect Subsidiaries, desires to sell, transfer and assign the Purchased Assets and Transferred Patents to Purchaser and one or more of its Subsidiaries, upon the terms and subject to the conditions specified in this Agreement.

WHEREAS, concurrently with the execution of this Agreement, Purchaser and Seller are entering into a Transition Services Agreement (the “Transition Services Agreement”), in the form attached hereto as Exhibit A, to be effective upon the consummation of the transactions contemplated hereby.

WHEREAS, concurrently with the execution of this Agreement, Purchaser and Seller are entering into a Intellectual Property License Agreement (the “License Agreement”), in the form attached hereto as Exhibit B, to be effective upon the consummation of the transactions contemplated hereby.

WHEREAS, concurrently with the execution of this Agreement, Purchaser and Seller are entering into a Confidential Disclosure Agreement (the “Confidential Disclosure Agreement”), in the form attached hereto as Exhibit C, to be effective upon the consummation of the transactions contemplated hereby.

WHEREAS, concurrently with the execution of this Agreement, Purchaser and Seller are entering into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”), in the form attached hereto as Exhibit D, to be effective upon the consummation of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual representations, warranties and covenants herein contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions. Unless otherwise provided herein, the following terms shall have the respective meanings ascribed thereto below:

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have meanings correlative to the foregoing.

“Agreement” shall have the meaning set forth in the Recitals to the Agreement.

“Ancillary Agreements” shall have the meaning as set forth in Section 2.3(a).

“Bill of Sale” shall have the meaning set forth in Section 2.3(a).

“Books and Records” shall have the meaning set forth in Section 6.6(d).

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in San Francisco, California are permitted or required by Law to close.

“Closing” shall have the meaning set forth in Section 8.1.

“Closing Date” shall have the meaning set forth in Section 8.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Business” shall mean the manufacture and/or sale of a public Internet gateway product that has a primary purpose of (a) HTTP proxy caching, (b) Web server front-end acceleration, (c) HTTP URL blocking, or (d) IM/P-to-P control.

“Confidential Disclosure Agreement” shall have the meaning set forth in the Recitals.

“Confidentiality Agreement” shall have the meaning set forth in Section 11.13.

“Contract” shall mean any binding written or oral agreement, commitment, contract, subcontract, license, sublicense, lease, understanding, instrument, indenture, note or other legally binding undertaking of any kind or nature.

“Copyrights” shall mean copyrights, copyright registrations and applications therefor and all other rights corresponding thereto.

“Dollars” or “$”, when used in this Agreement or any other Transaction Document, shall mean United States dollars unless otherwise stated.

“EOA Announcement” shall mean Seller’s disclosure to the customers of the Products that (a) the Products will no longer be offered for sale by Seller following a ninety (90) day period following the date of the EOA Announcement (or, for an EOA

Extended Term, if applicable) and (b) sales and support of the Products will be transitioned to Purchaser.

“EOA Term” shall mean the period of time starting on the date of the EOA Announcement and ending ninety (90) days thereafter (or, at the end of an EOA Extended Term, if applicable).

“EOA Extended Term” shall mean the period of time Seller is contractually obligated to sell Products to a customer where such obligation extends beyond ninety (90) days after the EOA Announcement. However, in no event shall an EOA Extended Term extend past the first anniversary of the Closing Date.

“Expiration Date” shall have the meaning set forth in Section 10.1.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall have the meaning set forth in Section 4.4.

“Investors’ Rights Agreement” shall have the meaning set forth in the Recitals.

“IRS” shall mean the United States Internal Revenue Service.

To “the knowledge of” a Party shall mean, with respect to Seller, the actual knowledge of Steven Gomo, Andrew Kryder and Jay Kidd, and with respect to Purchaser, the actual knowledge of Brian Nesmith, Kevin Royal and Cameron Laughlin.

“Law” shall mean any law, treaty, statute, ordinance, rule, principle of common law or equity, code or regulation of a Governmental Authority or judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority.

“Legacy Products” shall mean all predecessors to the NetCache products known as C1300, C2300 and C3300.

“Legacy Product Software” shall mean the version(s) of NetCache Software for Legacy Products.

“License Agreement” shall have the meaning set forth in the Recitals.

“Liens” shall mean any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien (including any lien for unpaid Taxes), charge, security interest, option or any restriction or other encumbrance of any kind.

“Loss” and “Losses” shall have the meaning set forth in Section 10.2(a).

“Nasdaq” shall have the meaning set forth in Section 5.2.

“NA Liabilities” shall mean (a) any and all liabilities of Seller (including for Taxes) and (b) any and all successor liabilities based upon being owned, controlled or affiliated with Seller or its Affiliates.

“NetCache Software” shall mean the software distributed by Seller that is incorporated into and operable on the Products, excluding any third party software that is licensed separately and with a separate license key, e.g. software licensed from WebSense, Inc., Webwasher.com AG and Secure Computing Corporation.

“Optional Employees” shall mean those employees of Seller specified on Schedule 1 hereto.

“ordinary course of business” shall mean the acquisition, disposition, incurrence, satisfaction or other use or action of, or with respect to, the Purchased Assets or Transferred Patents, in any such case in the ordinary course of business and in a manner consistent with past practices.

“Other Purchasers” shall have the meaning set forth in Section 2.1.

“Party” and “Parties” shall have the respective meanings set forth in the Recitals to this Agreement.

“Patents” shall mean United States and foreign patents and applications therefor (including any continuations, continuations-in-part, divisionals, reissues, renewals and extensions for any of the foregoing).

“Person” shall mean an individual, corporation, partnership, limited liability company, association, trust, incorporated organization, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended).

“Proceeding” shall mean any claim, action, arbitration, audit, hearing, inquiry, examination, proceeding, investigation, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Products” shall mean the C1300, C2300 and C3300 products of Seller in all configurations.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Purchased Assets” shall mean those assets set forth on Schedule 2 hereto.

“Purchaser” shall have the meaning set forth in the Recitals to the Agreement.

“Purchaser Common” shall have the meaning set forth in Section 5.8.

“Purchaser Disclosure Letter” shall have the meaning set forth in the preamble to Article V.

“Purchaser Financial Statements” shall have the meaning set forth in Section 5.6.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 10.2(a).

“Purchaser Preferred” shall have the meaning set forth in Section 5.6.

“Purchaser SEC Documents” shall have the meaning set forth in Section 5.6.

“Release” shall be defined as that term is defined in 42 U.S.C. § 9601 (22).

“SEC” shall mean the United States Securities and Exchange Commission.

“Seller” shall have the meaning set forth in the Recitals to this Agreement.

“Seller Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“Seller Indemnified Parties” shall have the meaning set forth in Section 10.2(b).

“Subsidiary” or “Subsidiaries” of Purchaser, Seller or any other Person means any corporation, partnership or other legal entity of which Purchaser, Seller or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, gross receipts, profits, franchise, sales, use, occupation, property, excise, payroll, withholding, employment, estimated and other taxes of any nature whatsoever, including interest, penalties and other additions to such taxes, whether disputed or not.

“Tax Return” shall mean any return, declaration, report, election, disclosure, form, estimated return and information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” shall have the meaning set forth in Section 9.1(b).

“Transaction Documents” shall mean this Agreement, the Transition Services Agreement, the License Agreement, the Confidential Disclosure Agreement, the Investors’ Rights Agreement, the Ancillary Agreements and any other agreement, certificate or other instrument entered into in connection with the transactions contemplated hereby.

“Transfer Taxes” shall mean all sales, use, value-added, goods and services, import, transfer, filing, recordation (including the cost of recording the assignment or transfer of Transferred Patents), ad valorem, bulk sales, stamp duties, excise, license or similar fees or taxes.

“Transferred Patents” shall mean (a) those Patents included on Schedule 3; (b) continuations, continuations-in-part, divisions and substitutions of any of the foregoing Patents described in (a) of this definition; (c) patents which may issue on any of the foregoing patent applications described in (a) and (b) of this definition; (d) renewals, reissues, reexaminations and extensions of the foregoing Patents described in (a), (b) or (c) of this definition; and (e) foreign Patents that are counterparts of any of the foregoing Patents described in (a), (b), (c) or (d) of this definition, including any Patent to the extent that it claims priority from any of the foregoing Patents described in this definition.

“Transition Services Agreement” shall have the meaning set forth in the Recitals.

1.2 Rules of Construction.

(a) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(b) The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified.

(c) The words “include”, “including”, or “includes” when used herein shall be deemed in each case to be followed by the words “without limitation” or words having similar import.

(d) The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement.

(e) The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms.

ARTICLE II

SALE OF ASSETS AND TRANSFER OF PATENTS

2.1 Purchase of Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, or shall cause one or more of its Subsidiaries (each, an “Other Seller” and collectively, the “Other Sellers”), to irrevocably sell, convey and deliver via an electronic medium the Purchased Assets to Purchaser or one or more of its designated Subsidiaries or Affiliates (each, an “Other Purchaser” and collectively, the “Other Purchasers”) and Purchaser shall, or shall cause one or more of the Other Purchasers to, irrevocably purchase, acquire and accept from Seller or such Other Sellers, all of Seller’s and such Other Sellers’ respective right, title and interest in and to the Purchased Assets, free and clear of any Liens

2.2 Purchase of Transferred Patents. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, or shall cause one or more of the Other Sellers to, irrevocably sell, assign, transfer and convey to Purchaser or one or more of its designated Other Purchasers, and Purchaser shall, or shall cause one or more of the Other Purchasers to, irrevocably purchase and acquire from Seller or such Other Sellers, all of Seller’s and such Other Sellers’ respective right, title and interest in and to the Transferred Patents, subject to (i) the terms of any non-exclusive licenses granted to third parties existing as of the date of this Agreement or non-exclusive licenses to the software that may be covered by the Transferred Patents granted after the date hereof in the ordinary course of business not in violation of this Agreement (the “Existing Licenses”), and (ii) the rights granted to Seller and the Other Sellers under the License Agreement.

2.3 Transfer of Purchased Assets and Transferred Patents.

(a) The Purchased Assets and the Transferred Patents shall be sold, conveyed, transferred, assigned and delivered pursuant to transfer agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets and the Transferred Patents in the jurisdictions in which such transfers are to be made. Such transfer agreements shall be jointly prepared by the Parties and shall include: (i) a bill of sale in substantially the form attached hereto as Exhibit E (the “Bill of Sale”); (ii) assignments in substantially the form attached hereto as Exhibit F (the “Assignment of Transferred Patents”); and (iii) such other documents as may reasonably be required to effect the purchase and assignment of the Purchased Assets and the Transferred Patents (the documents referenced in the preceding clauses (i)-(iii) being referred to herein, collectively, as the “Ancillary Agreements”) and shall be executed no later than at or as of the Closing by Seller and/or one or more of the Other Sellers, as appropriate, and Purchaser or one or more of the Other Purchasers, as appropriate.

(b) Notwithstanding anything to the contrary set forth in this Agreement or any other Transaction Document, but subject to the License Agreement none of Seller or any Other Sellers (or any of Seller’s other Subsidiaries and Affiliates) shall have any obligation to prosecute any Transferred Patents after the Closing Date, even if the Transferred Patents are the subject of any pending litigation relating to such Transferred Patents, and their obligations with respect to transfer of all such Transferred Patents shall be limited to the delivery of files relating thereto upon the reasonable request of Purchaser from time to time; provided, however, that Seller agrees to make available to Purchaser or its counsel inventors and other persons employed by Seller for interviews and/or testimony to assist in good faith in further prosecution, maintenance or litigation of the Transferred Patents, including the signing of documents related thereto. Any actual and reasonable out-of-pocket expenses associated with such assistance shall be borne by Purchaser, expressly excluding the value of the time of such Seller personnel; provided, however, that in the case of assistance with litigation, Purchaser shall pay Seller an hourly rate for such assistance equal to the actual hourly compensation expenses for such personnel.

ARTICLE III

THE PURCHASE PRICE

3.1 Purchase Price. As consideration for the Purchased Assets, the Transferred Patents and the covenant not to compete set forth in Section 6.8, Purchaser shall (i) pay to Seller an amount in cash equal to Twenty-Three Million Nine Hundred Thirteen Thousand Seven Hundred and Fifty Dollars ($23,913,750) and (ii) issue and deliver to Seller Three Hundred and Sixty Thousand (360,000) shares of Purchaser Common (collectively, the “Purchase Price”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, subject to the disclosures and exceptions set forth in the disclosure letter delivered by Seller to Purchaser on the date hereof and attached hereto (the “Seller Disclosure Letter”), as follows:

4.1 Corporate Existence. Each of Seller and the Other Sellers is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Seller has the requisite corporate power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. Each of the Other Sellers has the requisite corporate power and authority to execute and deliver each of the other Transaction Documents to which each such Other Seller is a party and to consummate the transactions contemplated thereby.

4.2 Corporate Authority. The Transaction Documents to which Seller or any Other Seller is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby involving such Persons have been duly authorized by Seller and will be duly authorized by each applicable Other Seller by all requisite corporate or other action prior to Closing. Seller has, and each of the Other Sellers will have at or prior to the Closing, full power and authority to execute and deliver the other Transaction Documents to which it is a party and to perform its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by Seller, and the other Transaction Documents will be duly executed and delivered by Seller and any Other Seller party thereto, and this Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Seller and/or any Other Seller party thereto, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

4.3 Conflicts. The execution and delivery of this Agreement and the other Transaction Documents by Seller and/or each of the Other Sellers, the performance by Seller and each Other Seller of its respective obligations hereunder and thereunder and the consummation by Seller and each of the Other Sellers of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of the respective certificate of incorporation or by-laws or similar organizational documents of Seller or any Other Seller, (b) result in any violation or breach of, or constitute any default (with or without notice or the lapse of time, or both) under or give rise to a right of termination, cancellation or acceleration of any material obligation or a loss of a material benefit under, or result in the creation of any Lien under or with respect to, the Purchased Assets, the Transferred Patents or any Contract to which Seller is a party, or (c) violate, conflict with or result in any breach under any provision of any material Law known by Seller to be applicable to Seller or any Other Seller or any of their respective properties or assets.

4.4 Governmental Approvals and Consents. No consent, approval, order or authorization of, license or permit from, notice to or registration, declaration or filing with, any United States, supranational or foreign, federal, state, provincial, municipal or local government, government agency, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality (“Governmental Authority”) or third party is required on the part of Seller or any Other Seller in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

4.5 Orders; Proceedings. None of Seller or any Other Seller is subject to any order, judgment, decree, stipulation, injunction or agreement of or with any Governmental Authority that would prevent or materially interfere with or delay the consummation of the transactions contemplated. As of the date hereof, no Proceeding is pending or, to the knowledge of Seller, threatened against Seller or any Other Seller by a Governmental Authority that would prevent or materially interfere with or delay the consummation of the transactions contemplated herein. No Proceeding is pending or, to the knowledge of Seller, threatened against Seller or any Other Seller by any third party other than a Governmental Authority that would prevent or materially interfere with or delay the consummation of the transactions contemplated herein.

4.6 Purchased Assets. Seller or one or more of the Other Sellers has, or at the Closing will have, and Purchaser or one or more of the Other Purchasers will at the Closing acquire, good and valid title to the Purchased Assets, free and clear of all Liens.

4.7 Customers. The customer list referred to in Schedule 2 hereto shall be in the format set forth on Schedule 4 hereto (which shall include applicable resellers and distributors of the Products), and is derived from the Seller’s list of customers for the Products and related services and support that Seller uses to sell the Products and the related services and support; provided, however that such list shall exclude (a) any customer as required under applicable privacy laws, (b) any customer that objects in writing to inclusion in such list and (c) any United States federal government customers.

4.8 Intellectual Property.

(a) Seller or an Other Seller has good and valid title to and solely owns the Transferred Patents free and clear of any Liens. Section 4.8(a) of the Disclosure Letter lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which Seller is a party with respect to the Transferred Patents. Seller has no knowledge of any information that would render any of the Transferred Patents invalid or unenforceable, and Seller has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Transferred Patent that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any Transferred Patent.

(b) With respect to each Transferred Patent, all required registration, maintenance and renewal fees have been paid to date, and the Seller is current in the filing of all necessary documents and certificates with the relevant patent authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Transferred Patents. The Transferred Patents are not subject to any unpaid currently owing maintenance fees or taxes as of the Closing Date. Section 4.8(b) of the Disclosure Letter sets forth payments of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates that must be taken by Seller within ninety (90) days of the Closing Date for the purposes of maintaining, perfecting or preserving or renewing any Transferred Patents.

(c) Neither Seller nor any Other Seller has received any written notice alleging invalidity of the Transferred Patents, or (ii) ownership of the Transferred Patents by a third party.

(d) To the knowledge of Seller, there is no unauthorized use, misappropriation or infringement of any Transferred Patents by any third party.

4.9 No Endorsement. Seller understands that no United States federal or state agency has passed on, reviewed or made any recommendation or endorsement of the Purchaser Common.

4.10 Investment Intent. This Agreement is made with Purchaser in reliance upon Seller’s representation to Purchaser that the Purchaser Common to be received by Seller will be acquired for investment for such Seller’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. Seller further represents that it does not have any Contract with any Person to sell, transfer or grant participations to such Person or to any third person, with respect to any of the Purchaser Common.

4.11 Investment Experience. Seller acknowledges that it can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of acquiring the Purchaser

Common. Seller also represents that it has not been organized for the purpose of acquiring the Purchaser Common.

4.12 Accredited Investor. Seller is an “accredited investor” within the meaning of Rule 501(a) of Regulation D, as presently in effect, under the Securities Act of 1933, as amended (the “Securities Act”).

4.13 Exemption from Registration. Seller understands that the Purchaser Common is being offered and sold in reliance on a transactional exemption from the registration requirements of Federal and state securities laws and that Purchaser is relying upon the truth and accuracy of the representations and warranties of Seller set forth herein in order to determine the applicability of such exemptions and the suitability of Seller to acquire the Purchaser Common.

4.14 Rule 144. Seller understands that the Purchaser Common it is purchasing is characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. In this connection, Seller represents that it is familiar with Securities Act Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

4.15 Restrictions on Transfer. Without in any way limiting the representations set forth above, Seller further agrees not to make any disposition of all or any portion of the Purchaser Common unless and until the transferee has agreed in writing for the benefit of Purchaser to be bound by the provisions of this Section 4.15 provided and to the extent such provisions are then applicable, and:

(a) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) (i) Seller shall have notified Purchaser of the proposed disposition and shall have furnished Purchaser with a statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by Purchaser, Seller shall have furnished Purchaser with an opinion of counsel, reasonably satisfactory to Purchaser, that such disposition will not require registration of such shares under the Securities Act. It is agreed that Purchaser will not require opinions of counsel for transactions made pursuant to Rule 144.

(c) The transfer restrictions set forth in this Section 4.15 shall terminate at such time as Seller (and any Affiliates of Seller with whom Seller must aggregate Rule 144 sales) may sell all shares of Purchaser Common acquired hereunder (as adjusted for stock splits, stock combinations, recapitalizations and the like) (1) in compliance with Rule 144(k) under the Securities Act or (2) in any three (3) month period without registration in compliance with Rule 144.

(d) It is understood that the certificates evidencing the Purchaser Common will bear the following legends:

“These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act, pursuant to Rule 144 of such Act or an exemption from the registration requirements of the Act, in which case an opinion of counsel satisfactory to the Company that such registration is not required may be required.”

(e) No Advice. Seller understands that nothing in this Agreement or the Investors’ Rights Agreement or any other materials presented to Seller in connection with the purchase and sale of the Purchaser Common hereunder constitutes legal, tax or investment advice. Seller has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Purchaser Common.

(f) Disclosure of Information. Seller believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Purchaser Common. Seller further represents that it has had an opportunity to ask questions and receive answers from Purchaser regarding terms and conditions of the offering of the Purchaser Common hereunder and the business, properties, prospects and financial condition of Purchaser. The foregoing, however, does not limit or modify the representations and warranties of Purchaser in Article V of this Agreement or the right of Seller to rely thereon.

4.16 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in the other Transaction Documents, Purchaser acknowledges and agrees that none of Seller, any Subsidiaries or Affiliates of Seller nor any other Person makes any other implied or statutory representation or warranty with respect to the Purchased Assets or the Transferred Patents, or otherwise, including any implied warranties of merchantability or fitness for a particular purpose.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as otherwise specifically described in (i) Purchaser’s annual report on Form 10-K for the year ended April 30, 2005, Purchaser’s quarterly reports on Form 10-Q for the quarterly periods ended July 31, 2005, October 31, 2005 and January 31, 2006 and any current reports on Form 8-K filed subsequent to the date of filing of the Form 10-K for the year ended April 30, 2005 and through the date of this Agreement with the SEC by Purchaser (including the information incorporated by reference therein) (in each case, excluding all risk factors and forward-looking statements in such filed or furnished documents), or (ii) in the disclosure letter delivered by Purchaser to Seller on the date hereof (the “Purchaser Disclosure Letter”), Purchaser represents and warrants to Seller as follows:

5.1 Corporate Existence and Authority. Each of Purchaser and the Other Purchasers is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Purchaser has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. Each of the Other Purchasers has the requisite corporate power and authority to execute and deliver each of the other Transaction Documents to which each such Other Purchaser is a party and to consummate the transactions contemplated thereby. Each of Purchaser and the Other Purchasers has the requisite corporate power and authority to own, lease and use (as applicable) the Purchased Assets and the Transferred Patents.

5.2 Corporate Authority. The Transaction Documents to which Purchaser or any Other Purchaser is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby involving Persons have been duly authorized by Purchaser and will be duly authorized by each applicable Other Purchaser by all requisite corporate or other action prior to Closing. Purchaser has, and each of the Other Purchasers will have at or prior to the Closing, full power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. This Agreement has been duly executed and delivered by Purchaser, and the other Transaction Documents will be duly executed and delivered by Purchaser and any Other Purchaser Party thereto, and this Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Purchaser and/or any Other Purchaser Party thereto, enforceable against it or them, as the case may be, in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and the implied covenant of good faith and fair dealing. No vote of or other action by the holders of Purchaser’s Common Stock (or securities convertible into Purchaser’s Common Stock) is required (by law, by the Marketplace Rules of The Nasdaq Stock Market (“Nasdaq”) or otherwise) in connection with the execution, delivery or performance of this Agreement or the consummation by Purchaser of any of the transactions contemplated hereby.

5.3 Conflicts. The execution and delivery of this Agreement and the other Transaction Documents by Purchaser and/or each of the Other Purchasers, the performance by Purchaser and each of the Other Purchasers of its respective obligations hereunder and thereunder and the consummation by Purchaser and the Other Purchasers of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of the respective certificate of incorporation or by-laws or similar organizational documents of Purchaser or any Other Purchaser, (b) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any

Lien under any Contract to which Purchaser or any Other Purchaser is a party or is otherwise bound, or (c) violate, conflict with or result in any breach under any provision of any material Law known by Purchaser to be applicable to Purchaser or any Other Purchaser or any of their respective properties or assets.

5.4 Governmental Approvals and Consents. No consent, approval, order or authorization of, license or permit from, notice to or registration, declaration or filing with, any Governmental Authority or third party is required on the part of Purchaser or any Other Purchaser in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

5.5 Orders; Proceedings. None of Purchaser or any Other Purchaser is subject to any order, judgment, decree, stipulation, injunction or agreement of or with any Governmental Authority that would prevent or materially interfere with or delay the consummation of the transactions contemplated. As of the date hereof, no Proceeding is pending or, to the knowledge of Purchaser, threatened against Purchaser or any Other Purchaser by a Governmental Authority that would prevent or materially interfere with or delay the consummation of the transactions contemplated herein. No Proceeding is pending or, to the knowledge of Purchaser, threatened against Purchaser or any Other Purchaser by any third party other than a Governmental Authority that would prevent or materially interfere with or delay the consummation of the transactions contemplated herein.

5.6 SEC Documents; Purchaser Financial Statements. Purchaser has made available to Seller each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement and other filing filed with the SEC by Purchaser since March 31, 2006 (collectively, the “Purchaser SEC Documents”). In addition, Purchaser has made available to Seller all exhibits to the Purchaser SEC Documents filed prior to the date hereof. As of their respective filing dates (or if amended or supplemented by a filing, then on the date of such subsequent filing), the Purchaser SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of Purchaser, including the related notes thereto, included in the Purchaser SEC Documents (the “Purchaser Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates and were prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act). The Purchaser Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Purchaser and its subsidiaries at the dates and during the periods indicated

therein (except that unaudited statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments).

5.7 No Changes. During the period from the date of the most recent consolidated balance sheet included in the Purchaser SEC Documents through the date of this Agreement, there has not been a material adverse effect on Purchaser’s business, financial condition or results of operations.

5.8 Capitalization. As of the date hereof, the authorized capital stock of Purchaser consists of (i) 200,000,000 shares of Purchaser Common Stock, $0.0001 par value per share (“Purchaser Common”), and (ii) 10,000,000 shares of Purchaser Preferred Stock, par value $0.0001 per share (“Purchaser Preferred”). At the close of business on June 20, 2006, (i) 14,563,522 shares of Purchaser Common were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) 3,337,382 shares of Purchaser Common Stock were reserved for issuance pursuant to Purchaser’s stock option and employee stock purchase plans, and (iii) no shares of Purchaser Preferred were outstanding. Except as set forth above, at the close of business on June 20, 2006, no shares of capital stock or other voting securities of Purchaser were issued, reserved for issuance or outstanding. Except for certain rights of first refusal, lock-ups and other restrictions in favor of Purchaser with respect to sales of the securities issued pursuant to Purchaser’s stock plans and the forms of agreements used under such plans, and other than as described above, there are no other outstanding rights, options, warrants, preemptive rights, redemption rights, rights of first refusal or similar rights for the purchase or acquisition from Purchaser of any securities of Purchaser.

5.9 Purchaser Common Stock. The Purchaser Common to be delivered to Seller pursuant to Section 3.1 by Purchaser will be duly authorized and will, when issued in accordance with the terms of this Agreement, be validly issued and outstanding, fully paid, nonassessable and free from any Liens, and the issuance of such shares will not be subject to any preemptive or similar rights.

5.10 Form S-3. Purchaser is eligible to register the Purchaser Common on Form S-3 under the Securities Act and shall remain so eligible for so long as Purchaser is required to file and maintain the effectiveness of a registration statement for the resale of the Purchaser Common by Seller pursuant to the Investors’ Rights Agreement.

5.11 Funds. Purchaser has, or will have at the Closing, sufficient funds to pay the Purchase Price and all fees and expenses incurred by Purchaser and the Other Purchasers in connection with the transactions contemplated by this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Interim Operations.

(a) Except as otherwise contemplated by this Agreement, as disclosed in Section 6.1 of the Disclosure Letter or as described in any other Transaction Document, until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, Seller shall use commercially reasonable efforts to preserve intact the Purchased Assets and the Transferred Patents in the ordinary course of business.

(b) Except as otherwise contemplated by this Agreement, as disclosed in Section 6.1 of the Disclosure Letter or as described in any other Transaction Document, until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, Seller shall not and shall cause its Subsidiaries not to, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld, delayed or conditioned), take any of the following actions with respect to the Purchased Assets or the Transferred Patents:

(i) transfer, sell, lease, license or otherwise convey or dispose of, or subject to any Lien, or disclose or provide access to any of the Purchased Assets to a third party for the purpose of a Competing Business;

(ii) grant any license or provide any access, under its Copyrights, to any third party to the NetCache Software or Legacy Product Software, in source code or object code form, for the purpose of a Competing Business;

(iii) sell, transfer, license or otherwise convey or dispose of, or incur or suffer the imposition of any Lien on, any Transferred Patents, other than non-exclusive licenses in connection with sales or licenses of any Products of Seller in the ordinary course of business consistent with past practice; or

(iv) agree or commit to do any of the foregoing.

6.2 Efforts to Complete.

(a) Subject to the other terms and conditions of this Agreement, Seller and Purchaser shall use their respective commercially reasonable best efforts to take or cause to be taken, and shall cause the Other Sellers and the Other Purchasers, as the case may be, to use their respective commercially reasonable best efforts to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to (i) consummate and make effective the transactions contemplated by the Transaction Documents and (ii) cause the conditions to the other Party’s obligation to close the transactions contemplated hereby to be satisfied. The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(b) In furtherance and not in limitation of the generality of the terms of Section 6.2(a), each of the Parties shall use commercially reasonable efforts to (i) coordinate and cooperate fully in all respects with each other and consider in good faith the views of the other in connection with any filing with or submission to any Governmental Authority made in connection with the transactions contemplated hereby, and in connection with any investigation or other inquiry of any Governmental Authority made in connection with the transactions contemplated hereby, (ii) keep the other Party reasonably and timely informed of the status of matters related to the transactions contemplated hereby, including furnishing the other party with any written notices or other communications received by such Party from, or given by such party to, any Governmental Authority regarding the transactions contemplated hereby, (iii) permit the other Party to review and discuss in advance (when reasonably possible) and participate in the preparation of any filing, submission, comment response letter or other substantive communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority, and (iv) to the extent permitted by any Governmental Authority, give the other Party the opportunity to attend and participate in such meetings and conferences in accordance with applicable Law. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) Subject to the obligations under Section 6.2(a) and Section 6.2(b), in the event that any Proceeding is instituted (or threatened to be instituted) by a Governmental Authority challenging any of the transactions contemplated hereby or any other Transaction Document, each of the Parties shall coordinate and cooperate fully in all respects with each other and use its respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, overturned or otherwise brought to a satisfactory conclusion any decree, judgment, injunction, agency decision, or other order, whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents or restricts consummation of the transactions contemplated hereby.

6.3 Public Disclosures.

(a) The Parties acknowledge that they have (or prior to public dissemination or filing of such information, shall have) mutually agreed on all of the language that will be used in (1) their respective press releases announcing this Agreement and the transactions contemplated hereby and (2) the Current Report on Form 8-K to be filed by Purchaser to report this Agreement and the transactions contemplated hereby (which includes the other Transaction Documents and the exhibits thereto). Seller hereby acknowledges that, in connection with the execution of this Agreement, Purchaser must comply with the rules relating to the filing with the SEC of a Current Report on Form 8-K.

(b) Subject to Section 6.3(e) below, with respect to any disclosure regarding this Agreement and the transactions contemplated hereby (including the other Transaction Documents and the exhibits thereto) after the date hereof and on or prior to the Closing Date other than as described in Section 6.3(a), unless otherwise required by applicable Law or the rules and regulations of Nasdaq, neither Party shall issue any news release or make any other public announcement, or otherwise make any other public statement, pertaining to this Agreement or the transactions contemplated hereby (including the other Transaction Documents and the exhibits thereto) without the prior written approval of the other Party.

(c) Subject to Section 6.3(e) below, after the Closing Date and unless otherwise required by applicable Law or the rules and regulations of Nasdaq, neither Party shall issue any news release or make any other public announcement, or otherwise make any other public statement, pertaining to the financial terms (including payment of consideration) set forth in the Transaction Documents and the exhibits thereto without the prior written approval of the other Party.

(d) Subject to Section 6.3(c) above and Section 6.3(e) below, with respect to any disclosure regarding this Agreement and the transactions contemplated hereby (including the other Transaction Documents and the exhibits thereto) after the Closing Date, either Party may issue a news release and make any other public announcement or public statement pertaining to this Agreement and transactions contemplated hereby (including the other Transaction Documents and the exhibits thereto) without the approval of the other Party, other than with respect to the Sales Transition exhibit attached to the Transition Services Agreement; provided however that either Party may issue a news release or make any other public announcement or public statement with respect to the Sales Transition exhibit, provided that the disclosure regarding such exhibit pertains solely to (i) the general transition of customers and/or the NetCache business to Purchaser and/or (ii) the fact that Purchaser will be receiving training on the Products from the Seller. The restrictions set forth in this Section 6.3(d) shall expire one hundred and eighty (180) days after the Closing Date, which shall not otherwise affect the Parties’ continuing obligations under Section 6.3(c) above.

(e) If in the judgment of either Party any news release, public announcement or public statement described in Sections 6.3(b), 6.3(c) or 6.3(d) above is required by applicable Law or the rules or regulations of Nasdaq, the Party intending to issue such release or make such public announcement or public statement shall, to the extent practicable, use reasonable commercial efforts to provide prior written notice to the other Party of the contents of such news release, public announcement or public statement and to allow the other Party reasonable time to comment on such news release or public announcement or public statement in advance of issuing such news release or making such public announcement or public statement. In addition, the following qualifications apply for any approvals required pursuant to this Section 6.3: (i) written approval shall not be unreasonably withheld, (ii) written approval must be received by the Vice President of Marketing of the applicable Party and (iii) approval or rejection of any such request for permission must be provided within three (3) business days of receipt of notice by the applicable Party.

6.4 Confidentiality. The Parties expressly acknowledge and agree that this Agreement and the other Transaction Documents and their respective terms and all information, whether written or oral, furnished by either Party to the other Party or any Affiliate of such other Party in connection with the negotiation of this Agreement or in connection with the access granted pursuant to Section 6.5 and Section 6.6 shall be treated as “confidential information” under the Confidential Disclosure Agreement; provided, however, that Seller may disclose to any prospective third party cross licensee that any such cross license shall not include the Transferred Patents.

6.5 Pre-Closing Access. Until the earlier to occur of the Closing and the termination of this Agreement in accordance with its terms, Seller shall, and shall cause the Other Sellers to, permit Purchaser and its authorized agents or representatives to have reasonable access, during normal business hours, to the Transferred Patents and the Optional Employees (with respect to any such employee, such access shall consist solely of the opportunity to interview such employees and obtain such other information about the employee as such employee may consent to); provided, however, that such access shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller and its Subsidiaries, shall comply with the security and insurance requirements of Seller and its Subsidiaries and shall be at Purchaser’s sole risk and expense. All requests for access to such information shall be made to such representatives of Seller or its Subsidiaries as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Purchaser nor any of its Affiliates, agents or representatives shall contact any of the employees, customers (including dealers and distributors), suppliers, joint venture partners or other Subsidiaries or Affiliates of Seller in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such representatives of Seller. Notwithstanding the foregoing, neither Seller nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would cause the waiver or loss of the attorney-client privilege of Seller or its Subsidiaries, or contravene any Law or binding agreement to which Seller or any of its Subsidiaries is a party or otherwise bound.

6.6 Post-Closing Access.

(a) From and after the Closing, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access, during normal business hours, to the other Party’s employees and to any books, records, documents, files and correspondence in the possession or under the control of the other Party that the requesting Party reasonably needs (i) to comply with reporting, disclosure (including any required financial statements), filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) for use in any Proceeding or in order to satisfy governmental or third party Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement;

provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each Party may redact information regarding itself or its Subsidiaries or otherwise not relating to the other Party and its Subsidiaries, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Except as otherwise provided herein, each Party agrees to use its commercially reasonable efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Purchased Assets and the Transferred Patents (the “Books and Records”) in their respective possession or control for seven (7) years following the Closing Date or for such longer period as may be required by Law or until the expiration of the relevant representation or warranty under any of the Transaction Documents.

(c) In the case of a legal or other proceeding between one Party and a third party relating to the Purchased Assets and Transferred Patents, this Agreement or the transactions contemplated hereby, or any other Transaction Documents, each Party shall use its reasonable commercial efforts to make available to the other Party, upon written request, the former (to the extent practicable), current (to the extent practicable) and future (to the extent practicable) officers, employees, other personnel and agents of such Party as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available (other than materials covered by the attorney-client privilege), to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any legal, administrative or other proceeding in which the requesting Party may from time to time be involved. The requesting Party shall bear all out-of-pocket costs and expenses in connection with the foregoing.

(d) Nothing in this Section 6.6 shall require either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that either Party is required under this Section 6.6 to disclose any such information, that Party shall use all commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

6.7 Employee Matters. Purchaser may offer employment to Optional Employees on such terms and conditions as it, in its sole discretion, may determine.

6.8 Non-Competition.

(a) In order that Purchaser may have and enjoy the full benefit of this Agreement, for a period of three (3) years from and after the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, without the prior written consent of Purchaser, engage in a Competing Business; provided, however, that nothing in this Section 6.8 shall be construed to prohibit Seller from the sale of the Products and related services and support (and the performance of such related services and support) as provided in the Transaction Documents. Notwithstanding the foregoing, Seller shall not market or sell the Products after the expiration of the applicable EOA Term and Seller shall not enter into any agreement with customers that require Seller to sell Products after ninety (90) days after the EOA Announcement; provided, however, that (a) with respect to customers that have a ninety-day EOA Term, Seller may fulfill any customer orders for Products received by Seller prior to the expiration of the applicable EOA Term during the first thirty (30) days following the expiration of such EOA Term, and (b) with respect to customers that have an Extended EOA Term, Seller may fulfill any such customer orders for Products received by Seller prior to the expiration of the applicable Extended EOA Term during the first thirty (30) days following the expiration of the Extended EOA Term (provided that Seller provides Purchaser with notice of any such fulfillment of orders within five (5) business days of such fulfillment as well as the duration of the Extended EOA Term for such customer).

(b) In the event that (i) a third party shall acquire Seller by means of any business combination (including an asset purchase, merger or consolidation) or (ii) Seller shall effect any merger, consolidation or other business combination with any third party pursuant to which the stockholders of Seller immediately prior to consummation of such transaction own less than a majority of the outstanding common stock of the resulting or surviving entity (or the parent thereof), the provisions of this Section 6.8 shall continue to apply solely to Seller and its Subsidiaries, and not to the third party referenced in clause (i) or (ii) of the immediately preceding, as applicable (a “Seller Acquiror”) or any of its Affiliates (other than Seller and its Subsidiaries). In the event that Seller shall effect any transaction described in clause (i) or (ii) of the immediately preceding sentence, during such three-year period described in Section 6.8(a), Seller and its Subsidiaries shall not license the Purchased Assets to Seller Acquiror or any of its Affiliates (other than Seller and its Subsidiaries in existence as of the date immediately prior to any such transaction described in (i) or (ii) above) for use in a Competing Business.

6.9 Tax Matters.

(a) Except as otherwise contemplated in the other Transaction Documents, the liability for Transfer Taxes shall be borne one-half by Seller and one-half by Purchaser. Seller shall cooperate with Purchaser in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes.

(b) Any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared and timely filed by Purchaser; provided, however that for any Tax Return required by law to be filed by Seller, Seller shall prepare such Tax

Return and deliver it to Purchaser at least fifteen (15) days prior to the date Tax Return is required to be filed and Purchaser shall pay the Transfer Taxes shown on such Tax Return to Seller no later than five (5) days following the receipt of such Tax Return.

6.10 EOA Announcement. Within five (5) days after the Closing Date (but in no event prior to the Closing), Seller shall issue the EOA Announcement. In the EOA Announcement, Seller shall inform customers that purchase of the Products after the EOA Term will only be from Purchaser. The EOA Announcement will include (a) an announcement that Purchaser is the “preferred provider” of a caching/proxy appliance and (b) a recommendation of Purchaser’s products for those customers wishing to purchase a Product.

6.11 Third Party Vendors. At such times as may be mutually agreed upon by Seller and Purchaser prior to the Closing Date, Seller shall make one introduction to each of the third party vendors listed on Schedule 5 hereto on behalf of Purchaser as a means to assist Purchaser in negotiating licensing terms with such vendors.

6.12 Delivery of Initial Financials. Seller shall provide to Purchaser an unaudited statement of revenues and direct expenses relating to Seller’s sales of the Products by Seller for the fiscal year ended April 28, 2006; provided, however, that in the event that the audit committee of Purchaser’s Board of Directors and Purchaser’s independent registered public accountants determine that such statement must be audited in order to perform the “significant business” test pursuant to SEC Regulation S-X, Rules 3-05 and 11-01, Seller shall (and shall cause its independent registered public accountants) to perform such audit, and the costs of such audit will be borne by Purchaser; provided further that, in the event that the audit committee of Purchaser’s Board of Directors determines that such statement must be audited but Purchaser’s independent registered public accountants conclude that no such audit of the statement is required, Seller shall (and shall cause its independent registered public accountants to) perform such audit (the expense of which audit shall be borne by Purchaser), and such audit shall not be deemed to be “required by applicable law” for purposes of Section 7.3(f).

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of Purchaser and Seller and the Other Sellers. The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) No Injunction, etc. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date which has the effect of prohibiting, enjoining or restraining the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal; and

(b) Regulatory Authorizations. All material consents of any Governmental Authorities (if any) that are required to consummate the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

(c) Proceedings. From the date hereof until the expiration of the sixty (60) calendar day period immediately following the date hereof, no Proceeding brought by any Governmental Authority shall have been instituted and remain pending, or been overtly threatened (whether or not in writing), relating to or arising out of this Agreement or the transactions contemplated hereby. From and after the sixty-first (61st) day following the date hereof, no formal suit or proceeding (whether civil, criminal or administrative) shall have been filed or commenced by any Governmental Authority relating to or arising out of this Agreement or the transactions contemplated hereby that would be reasonably likely to have the effect of prohibiting, enjoining or restraining the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal.

7.2 Conditions Precedent to Obligation of Seller and the Other Sellers. The obligation of Seller and the Other Sellers to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Purchaser’s Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement (i) that are qualified as to materiality shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date), and (ii) that are not qualified by “materiality” shall be true and correct in all material respects on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct in all material respects as of such earlier date). Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(b) Covenants of Purchaser. Purchaser shall have complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing, and Seller shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Purchaser to such effect.

(c) Transition Services Agreement. Purchaser shall have executed and delivered the Transition Services Agreement, and such agreement shall be in full force and effect.

(d) License Agreement. Purchaser shall have executed and delivered the License Agreement, and such agreement shall be in full force and effect.

(e) Confidential Disclosure Agreement. Purchaser shall have executed and delivered the Confidential Disclosure Agreement, and such agreement shall be in full force and effect.

(f) Ancillary Agreements. Purchaser or one or more of the Other Purchasers shall have executed and delivered the Ancillary Agreements and other agreements and documents contemplated by Section 2.3(a) to the extent a party thereto, and each such agreement and document shall be in full force and effect.

7.3 Conditions Precedent to Obligation of Purchaser. The obligation of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement (i) that are qualified as to materiality shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date), and (ii) that are not qualified by “materiality” shall be true and correct in all material respects on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct in all material respects as of such earlier date). Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(b) Covenants of Seller. Seller shall have complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing and Purchaser shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Seller to such effect.

(c) Transition Services Agreement. Seller shall have executed and delivered the Transition Services Agreement, and such agreement shall be in full force and effect.

(d) License Agreement. Seller shall have executed and delivered the License Agreement, and such agreement shall be in full force and effect.

(e) Ancillary Agreements. Seller or one or more of the Other Sellers shall have executed and delivered the Ancillary Agreements and other agreements and documents contemplated by Section 2.3(a) to the extent a party thereto, and each such agreement and document shall be in full force and effect.

(f) Delivery of Required Financials. If and to the extent required by applicable law, Purchaser shall have received from Seller a statement of net assets sold and statement of revenues and direct expenses relating to the Purchased Assets required by applicable law (including as required pursuant to SEC Regulation S-X, Rule 3-05).

ARTICLE VIII

THE CLOSING

8.1 Closing Date. Unless this Agreement shall have been terminated pursuant to Article IX hereof, the closing of the sale and transfer of the Purchased Assets, Transferred Patents and the other transactions hereunder (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Street, Spear Tower, Suite 3300, San Francisco, California 94105 at 10:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on the second Business Day immediately following the satisfaction or, to the extent permitted, waiver of all of the conditions in Article VII (other than those conditions which by their nature are to be satisfied or, to the extent permitted, waived at the Closing but subject to the satisfaction or, to the extent permitted, waiver of such conditions), or at such other time, date and place as shall be fixed by mutual agreement of the Parties (such date of the Closing being herein referred to as the “Closing Date”).

8.2 Purchaser Obligations.

(a) At the Closing, Purchaser shall (i) pay to Seller (for its own account and as agent for any Other Seller) the cash amount described in Section 3.1(i), payable in United States dollars in immediately available federal funds to such bank account or accounts as shall be designated in writing by Seller, and (ii) issue to Seller the number of shares of Purchaser Common described in Section 3.1(ii).

(b) At the Closing, Purchaser shall, or shall cause one or more of its Subsidiaries to (i) deliver the Purchase Price to Seller as provided in Section 3.1, and (ii) execute and deliver to Seller the following in such form and substance as are reasonably acceptable to Seller:

(i) the documents referenced in Section 7.2;

(ii) such instruments of conveyance with respect to the Purchased Assets and the Transferred Patents as are referred to in Section 2.3(a) and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets and the Transferred Patents, and consummate the other transactions contemplated hereby in each jurisdiction; and

(iii) such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions contemplated by this Agreement.

8.3 Seller Obligations. At the Closing, Seller shall execute and deliver to Purchaser, and Seller shall cause such of its Subsidiaries as are party thereto to execute and deliver to Purchaser, the following in such form and substance as are reasonably acceptable to Purchaser:

(i) the documents referenced in Section 7.3;

(ii) such instruments of conveyance with respect to the Purchased Assets and the Transferred Patents as are referred to in Section 2.3(a) and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets and the Transferred Patents and consummate the other transactions contemplated hereby; and

(iii) such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE IX

TERMINATION

9.1 Termination Events. Without prejudice to other remedies which may be available to the Parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual consent of the Parties;

(b) after November 24, 2006 (the “Termination Date”), by any Party by notice to the other Party if the Closing shall not have been consummated on or prior to the Termination Date; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure or whose Affiliate’s failure to perform in all material respects any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(c) by any Party by notice to the other Party, if (i) a final, non-appealable order, decree or ruling enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement to occur on the Closing Date has been issued by any federal or state court in the United States having jurisdiction (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) or (ii) any U.S. federal or state Law has been enacted that makes the consummation of the transactions contemplated by this Agreement illegal.

9.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party (or such other persons or entities), except that the provisions of Section 6.3, Section 6.4 and Article XI of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, the provisions of this Section 9.2 shall not relieve either party of any liability for willful or intentional breach of this Agreement.

ARTICLE X

INDEMNIFICATION

10.1 Survival. The representations and warranties of Seller and Purchaser set forth in this Agreement and the Ancillary Documents or in any certificate delivered in connection with the transactions contemplated by this Agreement shall survive the Closing for a period of one year (the “Expiration Date”) following the Closing Date; provided, however that the representations and warranties of Seller set forth in Section 4.6 shall survive indefinitely.

10.2 Indemnification.

(a) From and after the Closing, Seller shall indemnify and hold harmless Purchaser and its directors, officers, subsidiaries and other affiliates (“Purchaser Indemnified Parties”) from and against all losses, liabilities, damages, costs and expenses, including reasonable attorneys’ fees and expenses and including any such expenses incurred in connection with investigating, defending against any of the foregoing (hereinafter, individually a “Loss” and collectively “Losses”) paid or incurred by the Purchaser Indemnified Parties, or any of them, as a result of: (i) any inaccuracies or misrepresentations in, or breaches of, any representation or warranty of Seller or any Other Seller in this Agreement or in any certificates delivered by Seller or any Other Seller in connection with the transactions contemplated by this Agreement; (ii) any failure by Seller or any Other Seller to perform or comply with its respective covenants and other obligations in this Agreement; and (iii) all NA Liabilities.

(b) From and after the Closing, Purchaser shall indemnify and hold harmless Seller and its directors, officers, subsidiaries and other affiliates (“Seller Indemnified Parties”) from and against all Losses paid or incurred by the Seller Indemnified Parties, or any of them, as a result of: (i) any inaccuracies or misrepresentations in, or breaches of, any representation or warranty of Purchaser or any Other Purchaser in this Agreement or in any certificates delivered by Purchaser or any Other Purchaser in connection with the transactions contemplated by this Agreement; (ii) any failure by Purchaser or any Other Purchaser to perform or comply with its respective covenants and other obligations in this Agreement; and (iii) the operation and use of the Purchased Assets and the Transferred Patents following the Closing, except to the extent covered by the indemnity set forth in Section 10.2(a) above.

(c) Except in the case of fraud and as otherwise provided for in the License Agreement and the Transition Services Agreement, the indemnification rights set forth in this Article X shall be the sole and exclusive remedy of the Parties arising out of this Agreement and the transactions contemplated hereby. In furtherance of the foregoing, the Parties hereby waive any and all claims, causes of action, choses in action or other rights or remedies arising out of this Agreement or the transactions contemplated hereby, other than rights arising under the indemnification provisions set forth in this Article X and rights and remedies arising under Section 11.8.

10.3 Indemnification Limitations.

(a) Except in the case of fraud, Seller shall not be obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 10.2(a)(i) for any indemnification claim that is made after the Expiration Date; provided, however, that the indemnification obligations of Seller in respect of a particular indemnification claim shall not terminate with respect to such indemnification claim if and to the extent that a Purchaser Indemnified Party shall have made such indemnification claim prior to the Expiration Date. Except in the case of fraud, Purchaser shall not be obligated to indemnify the Seller Indemnified Parties pursuant to Section 10.2(b)(i) for any indemnification claim that is made after the Expiration Date; provided, however, that the indemnification obligations of Purchaser in respect of a particular indemnification claim shall not terminate with respect to such indemnification claim if and to the extent that a Purchaser Indemnified Party shall have made such indemnification claim prior to the Expiration Date.

(b) Except in the case of fraud, Seller shall not be obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 10.2(a)(i) for any amounts in excess of Two Million Dollars ($2,000,000) in the aggregate; provided, however that the limitations of this sentence shall not apply to indemnification claims under Section 10.2(a)(i) arising out of the representations and warranties of Seller set forth in Section 4.2 or Section 4.6. Except in the case of fraud, from and after the Closing, Purchaser shall not be obligated to indemnify the Seller Indemnified Parties pursuant to Section 10.2(b)(i) for any amounts in excess of Two Million Dollars ($2,000,000) in the aggregate; provided, however that the limitations of this sentence shall not apply to indemnification claims under Section 10.2(b)(i) arising out of the representations and warranties of Purchaser set forth in Section 5.2 and Section 5.9.

(c) Except in the case of fraud, Seller shall not be obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 10.2(a)(i) for any Losses unless and until the Purchaser Indemnified Parties have paid or incurred Losses that exceed Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate, whereupon the Purchaser Indemnified Parties shall only be entitled to recover the Losses in excess of such amount, subject to the other limitations on indemnification set forth in this Agreement. Except in the case of fraud, Purchaser shall not be obligated to indemnify the Seller Indemnified Parties pursuant to Section 10.2(b)(i) for any Losses unless and until the Seller Indemnified Parties have paid or incurred Losses that exceed Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate, whereupon the Seller Indemnified Parties shall only be entitled to recover the Losses in excess of such amount, subject to the other limitations on indemnification set forth in this Agreement.

(d) Seller shall not be obligated to indemnify the Purchaser Indemnified Parties for claims arising out of a breach of the covenants set forth in Section 6.8 for any amounts in excess of Twenty-Five Million Dollars ($25,000,000) in the aggregate.

(e) Except in the case of fraud or actions brought by third parties, neither Seller nor Purchaser shall be obligated to indemnify the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, from and against any consequential (including lost profits or diminution in value), incidental, punitive, exemplary or other damages; provided, however, that the limitations of this Section 10.3(e) shall not apply to claims for consequential or incidental damages arising out of a breach of the covenants set forth in Section 6.8.

(f) Nothing in this Agreement shall limit, restrict or otherwise impair the rights and remedies of the Parties arising out of fraud.

ARTICLE XI

MISCELLANEOUS AGREEMENTS OF THE PARTIES

11.1 Notices. All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person or on the next Business Day when sent by overnight courier, and

(a) If to Purchaser, to:

Blue Coat Systems, Inc.

420 North Mary Avenue

Sunnyvale, CA 94085

Attention: General Counsel

Facsimile: 408-220-2327

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP

155 Constitution Drive

Menlo Park, CA 94025

Attention: Daniel O’Connor

Facsimile: (650) 321-2800

(b) If to Seller, to:

Network Appliance, Inc.

495 East Java Drive

Sunnyvale, CA. 94089

Attn: General Counsel

Facsimile: (408) 822-4501

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attention: Steve Bochner

Facsimile: (650) 493-6811

and

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Michael S. Ringler

Facsimile: (415) 947-2099

or to such other address as any such Party shall designate by written notice to the other Party.

11.2 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement and the application of such provision to other persons or circumstances other than those which it is determined to be illegal, void or unenforceable, shall not be impaired or otherwise affected and shall remain in full force and effect to the fullest extent permitted by applicable Law, and Seller and Purchaser shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the Parties as expressed by such illegal, void or unenforceable provision.

11.3 Further Assurances; Further Cooperation. Subject to the terms and conditions hereof, each of the Parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with applicable Law. From time to time, whether at or after the Closing, Seller or its Subsidiaries (as appropriate) will execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at Seller’s sole expense (except to the extent described in Section 2.3(b) hereof), as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets or the Transferred Patents, including documentation necessary to permit Purchaser to record the transfer of Transferred Patents with the United States Patent and Trademark Office.

11.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic signature transmission service shall be considered original executed counterparts for purposes of this Section 11.4.

11.5 Expenses. Except as otherwise expressly provided herein, whether or not the Closing occurs, Seller and Purchaser shall each pay their respective fees and expenses (including all legal, investment banker and accounting fees and expenses) incurred in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

11.6 Assignment. This Agreement shall not be assigned by either Party without the prior written consent of the other Party, and any attempted assignment, without such consent, shall be null and void; provided, however, either Party may assign any or all of its rights and obligations under this Agreement to any wholly-owned direct or indirect Subsidiary of such Party (provided that no such assignment shall release such Party from any obligation under this Agreement) or to a lender of such Party as collateral for bona fide indebtedness for borrowed money or in connection with a merger, consolidation, conversion or sale of all or substantially all of the assets of such Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns.

11.7 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by both Parties. No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, or a failure or delay by any Party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

11.8 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof and thereof and that the Parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. The rights and remedies of the Parties shall be cumulative (and not alternative).

11.9 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any Person that is not a Party nor create or establish any third party beneficiary hereto.

11.10 Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of California, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of California.

11.11 Consent to Jurisdiction. Each Party irrevocably submits to the exclusive jurisdiction of the United States District Court located in Santa Clara County, California, or if such court does not have jurisdiction, the superior courts of the State of California located in Santa Clara County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties, further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 11.1 shall be effective service of process for any action, suit or proceeding in California with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.12 Disclosure Letter. Disclosures included in the Disclosure Letter shall be considered to be made for purposes of all other sections to the Disclosure Letter to the extent that the relevance of any disclosure to any such other section of the Disclosure Letter is reasonably apparent from the disclosure to such other section.

11.13 Entire Agreement. The Confidential Disclosure Agreement, the Confidentiality Agreement between Purchaser and Seller, dated November 25, 2005, the Mutual Confidential Disclosure Agreement between Purchaser and Seller, dated June 16, 2006, the Transaction Documents, the Seller Disclosure Letter, the Purchaser Disclosure Letter and the Exhibits hereto and any other agreements between Purchaser and Seller entered into on the date hereof set forth the entire understanding of the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the Parties or their respective Subsidiaries other than those set forth or referred to herein or therein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be duly executed as of the date first above written.

NETWORK APPLIANCE, INC.

By:
Name:
Title:

BLUE COAT SYSTEMS, INC.

By:
Name:
Title:

[ASSET PURCHASE AGREEMENT]

EXHIBIT A

TRANSITION SERVICES AGREEMENT

EXHIBIT B

LICENSE AGREEMENT

EXHIBIT C

BILL OF SALE

EXHIBIT D

INVESTORS’ RIGHTS AGREEMENT

EXHIBIT E

FORM OF ASSIGNMENT OF TRANSFERRED PATENTS

EXHIBIT F

CONFIDENTIAL DISCLOSURE AGREEMENT

SCHEDULE 1

OPTIONAL EMPLOYEES

SCHEDULE 2

PURCHASED ASSETS

•	A copy of a list of the Seller’s customers for the Products, in the format and with the data specified in Schedule 4, attached hereto, subject to exclusion (a) as required under applicable privacy laws, (b) of any customer that objects in writing to inclusion in such list and (c) of United States federal government customers.

SCHEDULE 3

TRANSFERRED PATENTS

1) US Patent No. 7,054,911, issued, May 30, 2006, entitled “Streaming Media Bit Rate Switching Methods and Apparatus” (Attorney Docket” P01-1243.01)

2) US Patent Application, filed January 29, 2002, Serial No.: 10/060,416 entitled “Live Stream Archiving Method and Apparatus” (Attorney Docket” P01-1256.01)

3) India Patent Application, filed April 24, 2006, Serial No.: N/A entitled “System and method for prefetching uncachable embedded objects” (Attorney Docket P01-2398.01)

4) US Patent Application, filed January 12, 2005, Serial No.: 11/034,150 entitled “Buffering proxy for Telnet access” (Attorney Docket P01-1779.01)

SCHEDULE 4

FORMAT OF CUSTOMER LIST

1.	Customer Name (including individual purchasing contacts)

2.	Service Start Date

3.	Service End Date

4.	Number of Boxes

5.	Serial Number (by box)

6.	Platform Name (by box)

7.	Installed at Address (by box)

8.	Vantive Service Name

9.	Customer Address (which shall include phone number and email address, to the extent available)

SCHEDULE 5

THIRD PARTY VENDORS

1.	Websense, Inc.

2.	webwasher.com, AG

3.	Secure Computing Corporation